Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

Title:

A Letter from our Founders to our Shareholders

To our employees, partners, and shareholders,

Our goal at Aurora is to make the movement of goods and people more democratic, more productive, more dependable, and — crucially — much safer than it is today. We believe we can make transportation both less expensive and more accessible, and serve communities and industries in mutually beneficial and transformative ways. The work we do, the products we deliver, and the partnerships we build at Aurora all serve our mission: to deliver the benefits of self-driving technology safely, quickly, and broadly.

To achieve this mission, we’re building a team aligned on the value of a business that operates with integrity, moves with urgency, and is motivated by the bold path we’re charting to solve one of the most challenging problems of our generation. We know that in a space as challenging and competitive as self-driving we will win or lose based on our ability to attract world-class talent and partners, create the environment in which we can all do our best work, and ultimately deliver our product, the Aurora Driver.

We founded Aurora five years ago because we saw an opportunity to reboot self-driving vehicle development and start fresh on a problem engineers have been tackling in the same general way for a decade. We each bring decades of experience in self-driving to Aurora. We’ve seen the technology evolve and the opportunity come into even sharper focus. And we believed that by bringing a deeply experienced team together around a clean sheet, we could build the next generation of self-driving: one that incorporated the lessons of the past while building on the technology and business model of the future.

Our product is designed to give our partners greater access to safe, efficient drivers, enabling them to scale their respective businesses and deliver even more value to their customers. And like others who built technologies we now take for granted (such as smartphones, computers, and even the automobile) that fundamentally transformed society while also creating immense value for their shareholders, we are fortunate to work on a problem, and to build a company where we see economic and social benefits to be deeply aligned.

The path in front of us is not easy, and success is not foregone. At each step along the way we will lean into our experience, our mission, and our core values to guide us to deliver technology that will transform mobility, logistics and our lives in a profound way.

Thank you for joining us in this journey.

/s/ Chris Urmson CEO & Co-Founder

/s/ Sterling Anderson CPO & Co-Founder

/s/ Drew Bagnell Chief Scientist & Co-Founder

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

~~~~~~

Subject: The Next Chapter

Gang,

Success is not an accident, success is actually a choice. Though I can’t take credit for these words (the point guard from my favorite basketball team can) I know this feeling from my days in the desert and the path that Aurora is on today.

The last half of a year has been an incredible journey. We acquired Uber ATG and Dara said we were the team to beat in self-driving, we became Volvo Group’s official technology partner and finally unveiled “Pistachio” (the first self-driving truck we ever made), we earned PACCAR’s trust to commercialize self-driving trucks and recently took them out on a route in Texas, we teamed up with Toyota to deliver self-driving minivans, and we’ve become one team with ATG to deliver the Aurora Driver to the world. Needless to say, it’s been an exciting ride with all of you.

Today is one more exciting step on our mission to deliver the benefits of self-driving technology safely, quickly, and broadly—reflective of the work, drive, and commitment from all of us. I’m thrilled to share that Aurora is planning to go public through a merger with Reinvent Technology Partners Y, a special purpose acquisition company (SPAC).

Aurora has redefined the path to a self-driving future. Starting with a handful of optimistic engineers who saw an opportunity to develop and deliver self-driving technology the right way, to growing to a team of 1,600 experts across multiple disciplines, across eight locations, and driving more than five billion cumulative virtual miles, we’ve stayed true to our purpose, values, and mission.

We know what it takes to win

Our mission is bold. While some are tackling a small sliver of the market, like lidar sensor technology or trucking, our ambitions are much bigger. We are looking to move both goods and people safely, efficiently, and of course, autonomously. We’re going after all of it because this is how we truly transform the future of transportation.

So why are we asking people to bet on Aurora? It comes down to our path to autonomy and our road to commercialization. Said another way, it’s our people, our product, and our partners that sets us apart.

We have the experience and expertise

This is a thrilling field because of its potential, promise, and incredible opportunity to solve one of our generation’s most complex challenges. Success requires not just the expertise, but a team with a deep commitment to tackle this opportunity head on. One of the most thrilling parts of Aurora is our team and what our collective experience makes us capable of. It’s each of us who can rise to the occasion and be the team to deliver self-driving.

We’re building for rapid entry into multiple markets

We designed the Aurora Driver as an L4 autonomous system to power multiple vehicle types, from passenger sedans to Class 8 trucks. Ensuring that we are able to deliver this common driver platform is incrementally more work than making something that works for just one vehicle, but the payoff is huge and enables us to compete for the whole of the massive $9.4 trillion global trucking, passenger mobility and local good delivery market.

We have a go-to-market approach specifically designed around our technology’s potential to impact multiple verticals within the transportation market. By first entering the market with trucks, we are able to leverage those lessons to launch in passenger mobility. We believe this will allow us to get to market to move both goods and people fastest expanding as we go.

We couldn’t do this without the fundamental technology we have worked furiously to build, integrating the Aurora Driver with eight different vehicle types due to its “common core.” We’ve designed and built robust hardware and powerful sensors, including our FirstLight Lidar, and condensed it into a modular automotive-grade rack. Our powerful software stack benefits from driving hundreds of millions of virtual miles every week, and we’ve built an infrastructure and development process that’s far more efficient to successfully scale. I continue to be impressed by our technical prowess and the clarity we have for bringing this product to the finish line.

Our partners pave a fast path to commercialization

It’s ambitious to tackle both trucking and passenger mobility concurrently, but we aren’t going at it alone. We’ve never relied on being attached to or owned by a mothership and instead built deep partnerships with industry leaders across the transportation ecosystem. Our work with PACCAR and Volvo Group, who together represent nearly half of the U.S. Class 8 truck sales, accelerate our ability to not only safely integrate our Driver into their trucks and build them at scale, but also develop a product and service to best serve their customer’s needs.

Partnering with companies like Toyota and Uber to deploy the Aurora Driver on ride-hailing networks, gives us a clear path to a future where anyone can hail a ride and get to a destination safely and efficiently for $1 a mile or less.

Our Driver-as-a-Service business model will create immense value to our partners and their direct customers while providing recurring revenue and attractive margins that will fuel our growth.

The road ahead

This important milestone is one of many along our journey. Please take a moment to appreciate the work we all undertook to get us where we are today, and get ready for what’s ahead. The path in front of us is not easy, and success is not foregone. But it will be a journey worth taking. We will lean into our experience, our mission, and our values to deliver technology that will transform mobility, logistics, and change the world as we know it. Thanks for being part of this journey!

Chris

Normally, I like to be as transparent as possible with news such as this. However, given the various constraints, we had to roll out this announcement as we did. But I also want to make sure that we take a moment to celebrate this important milestone in Aurora’s journey together and provide more details on this means for all of you.

I am sure you all have questions. To start, please join us tomorrow, Thursday, July 15, for a Special Edition All Hands where we will dive into more details and answer questions. We will also be hosting this All Hands in person in Mountain View, Pittsburgh (PIT3), and Bozeman so we can come together as one team. I hope you can join us.

In the meantime, please remember that there are laws against insider trading, and take special note that employees of Aurora may not trade in securities of Reinvent Technology Partners Y. For more information, please see this FAQ on how to deal with sensitive information.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.